1025 Thomas Jefferson Street, N.W.	777 Brickell Avenue
Suite 400 East	Suite 500
Washington, D.C. 20007-5208	Miami, FL 33131-2803
(202) 965-8100	(305) 371-2600
Fax: (202) 965-8104	Fax: (305) 372-9928

175 Powder Forest Drive
Suite 201
Simsbury, CT 06089-9658
Ann B. Furman	(860) 392-5000
(202) 965-8130	Fax: (860) 392-5058
abf@jordenusa.com

February 22, 2008

VIA Hand Delivery and EDGAR Correspondence

Sally Samuel, Esquire

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Southern Farm Bureau Life Variable Life Account
Post-Effective Amendment No. 9 to the Registration
Statement on Form N-6
File Nos. 333-68114 and 811-10477

Dear Ms. Samuel:

On behalf of Southern Farm Bureau Life Insurance Company (the “Company”) and Southern Farm Bureau Life Variable Life Account (the “Account”) and pursuant to Rule 485(a) under the Securities Act of 1933, as amended, enclosed is a courtesy copy of Post-Effective Amendment No. 9 (the “Amendment”) to the Account’s registration statement on Form N-6 for an adjustable premium variable life insurance policy (“Policy”), which was filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR transmission.  The Amendment is marked to show changes from Post-Effective Amendment No. 8, filed with the Commission on April 27, 2007.

1.             Summary of Changes

To facilitate the Commission staff’s review of the Amendment, following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a):

Jorden Burt LLP

www.jordenburt.com

Sally Samuel, Esq.

February 22, 2008

•                  Disclosure of Policy form updates and revisions relating to use of the 2001 Commissioners’ Standard Ordinary (C.S.O.) Mortality Tables, which are required for all insurance policies issued after January 1, 2009.  (Policies issued before May 1, 2008 (“Original Policies”) use the 1980 Commissioners’ Standard Ordinary (C.S.O.) Mortality Tables; Original Policies will no longer be sold after May 1, 2008.)  Changes in the Policy resulting from use of the 2001 C.S.O. Tables include:

•                  different cost of insurance amounts (fee table on page 8 and page 32);

•                  higher current rate for monthly Policy expense charge for first five years (page 33); and

•                  different death benefit factors (Appendix A).

•                  Disclosure of other Policy form enhancements, including:

•                  higher amount of target premium (footnote 1 to fee table on page 7), which is referred to as “basic annual premium” in the Original Policy;

•                  higher issue age (80 versus 75) (footnote 4 to fee table on page 7);

•                  lower guaranteed minimum rate of interest credited under the Declared Interest Option (pages 4, 8, 23, et seq.);

•                  different requirements for increasing the specified amount (page 16); and

•                  different surrender charge base (page 33), which is lesser of the target premium or $112.36 per $1000 of the specified amount in the Policy rather than simply target premium in the Original Policy.

•                  Inclusion of Appendix B to the prospectus, which clearly and concisely sets forth information about how an Original Policy (issued prior to May 1, 2008) differs from the Policy that the Company will issue after May 1, 2008.  For business and cost reasons, it is important that the Company print and use a single prospectus for the Policy and the Original Policy.  This approach is consistent with the Form N-6 proposing release, Investment Company Act Release No. 23066 at 16 (March 13, 1998) (“a single prospectus should be used for more than one variable life insurance policy. . . only when the disclosure can be presented clearly, concisely, and in a manner that is understandable to investors.”).  This approach is also consistent with precedent.  See Allianz Life Variable Account B (File Nos. 333-111049 and 811-05618) (prospectus covering current contracts; appendix to prospectus covering original contracts that are no longer available in most states).

Sally Samuel, Esq.

February 22, 2008

The Amendment also effects several other changes to the Registration Statement, including:

•                  Addition of 12 new underlying funds;

•                  Clarification of supplemental rider disclosure (pages 5, 38 and SAI-5); and

•                  Update of disclosure relating to sale of the policies (pages 38-39).

2.             Procedural Matters

The Account is filing the Amendment pursuant to Rule 485(a) under the Securities Act. Other than the changes reflected in the Amendment, the Account does not anticipate any further material deletions or revisions to the prospectus or statement of additional information contained in the Registration Statement.

On or about April 15, 2008, the Account intends to file a subsequent post-effective amendment (“Second Amendment”) pursuant to Rule 485(b) under the Securities Act, which will include the revised prospectus and statement of additional information reflecting the updated financial and other information required to be updated annually.  The Second Amendment also will incorporate the changes set out in the Amendment, and reflect responses to Commission staff comments, if any, on the Amendment.

3.             Timetable for Effectiveness

We would appreciate the Commission staff’s efforts in processing the Amendment and the Second Amendment (when filed) so that they may be declared effective by May 1, 2008.

If there is any question or comment regarding this filing, please contact me at (202) 965-8130 or Thomas C. Lauerman at (202) 965-8156.  Thank you for your attention to this filing.

Very truly yours,

/s/ Ann B. Furman

Ann B. Furman

Enclosure

cc:	Mark Williams, Esq.
Felice Wicks, Esq.
Thomas C. Lauerman, Esq.